SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                              22nd September 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Ofcom settlement announcement made on 22 September 2005






DC05 - 612                                                   September 22, 2005


                       BT WELCOMES NEW ERA OF REGULATION

BT welcomed the landmark regulatory settlement announced by Ofcom today as a "defining moment" for the industry. The company predicted it would usher in a new era of investment and innovation.

The settlement, which follows Ofcom's acceptance of legally binding undertakings from BT, is based on the principle of focusing regulation only where it is needed and rolling it back elsewhere. It will deliver clarity and certainty to the whole telecommunications industry. It represents the biggest regulatory change since BT was privatised more than twenty years ago.

As part of the settlement, BT has agreed to create a new business called openreach (see accompanying news release DC05-613). This business, which will be up and running by January 2006, will ensure all service providers have transparent and equal access to the nationwide local BT network. This network covers the "first mile" of wire that connects homes and businesses to BT exchanges across the UK.

BT chairman Sir Christopher Bland welcomed the settlement:

"This is a real achievement for the whole communications industry. It will benefit consumers, businesses and the UK economy. Ofcom have shown real vision, and BT looks forward to competing in this new regulatory environment".

BT chief executive Ben Verwaayen added: "This settlement is a defining moment for the industry and BT is totally committed to it. It offers a fresh start and means that companies will be able to focus entirely on their customers without being distracted by micro-regulation. It provides everyone with greater certainty and clarity. That, in turn, will release investment and innovation from which everyone will benefit."


Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre


About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

  - BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.
  - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.
  - BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,085 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 22 September 2005